UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

BIOFUEL ENERGY CORP.
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

09064Y109
(CUSIP Number)

Greenlight Capital, L.L.C. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Bingham McCutchen LLP One Federal Street Boston, MA 02110 (617) 951-8000
June 10, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,783,538
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,783,538

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,538
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 29.0%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 425,242
9 Sole Dispositive Power 0
10 Shared Dispositive Power 425,242

11	Aggregate Amount Beneficially Owned by Each Reporting Person 425,242
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 265,748
9 Sole Dispositive Power 0
10 Shared Dispositive Power 265,748

11	Aggregate Amount Beneficially Owned by Each Reporting Person 265,748
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.9%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 159,494
9 Sole Dispositive Power 0
10 Shared Dispositive Power 159,494

11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,494
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.9%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,250
8 Shared Voting Power 2,208,780
9 Sole Dispositive Power 3,250
10 Shared Dispositive Power 2,208,780

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,212,030
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 35.5%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of BioFuel Energy Corp., a Delaware corporation (the “Issuer” or the “Company”), 1600 Broadway, Suite 1740, Denver, CO 80202, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on May 4, 2010, Amendment No. 2 filed with the Commission on September 27, 2010, Amendment No. 3 filed with the Commission on September 27, 2010, Amendment No. 4 filed with the Commission on December 17, 2010, Amendment No. 5 filed with the Commission on February 8, 2011, Amendment No. 6 filed with the Commission on April 8, 2011, Amendment No. 7 filed with the Commission on September 6, 2012 and Amendment No. 8 filed with the Commission on March 28, 2014.

This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors”), DME Capital Management, LP, a Delaware limited partnership of which Advisors GP is the general partner (“DME CM”), and Mr. David Einhorn (the “Principal” and, together with Greenlight Inc., Advisors GP, Advisors and DME CM, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight Inc., Advisors GP, Advisors and DME CM.  Mr. Einhorn is also a Director of the Issuer.

Greenlight Inc. acts as investment manager for Greenlight Capital, L.P., a Delaware limited partnership, Greenlight Capital Qualified, L.P., a Delaware limited partnership, and Greenlight Capital Offshore Partners, a British Virgin Islands partnership.  Advisors acts as the investment manager for a managed account.  DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company and for Greenlight Capital (Gold), LP, a Delaware limited partnership.

Certain of the Reporting Persons also own membership interests (the “LLC Units”) in BioFuel Energy LLC, a subsidiary of the Issuer (the “LLC”), and corresponding shares of Class B Common Stock, par value $0.01 per share, of the Issuer (“Class B Common Stock”).  Pursuant to the amended and restated limited liability company agreement of the LLC, the LLC Units may be exchanged at any time for shares of Common Stock on a one-for-one basis.  Upon the exchange of LLC Units for Common Stock, the Class B Common Stock attributable to the exchanged LLC Units will be transferred to the Issuer and retired.  Holders of Class B Common Stock are entitled to one vote for each share held.

This Amendment is being filed to amend Items 4, 6 and 7 as follows:

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following information:

On June 10, 2014, the Company entered into a definitive transaction agreement (the “Agreement”) with certain affiliates of Greenlight Inc. (“Greenlight”) and James R. Brickman (“Brickman”, and together with Greenlight, the “Sellers”) pursuant to which the Company agreed to acquire (the “Acquisition”) the equity interests of JBGL Builder Finance LLC and certain subsidiaries of JBGL Capital, LP (collectively, “JBGL”).

Pursuant to the terms and subject to the conditions of the Agreement, the Company agreed to acquire JBGL for $275 million (the “Purchase Price”). As consideration in the Acquisition, the Company agreed to issue a number of shares of Common Stock to each of Greenlight and Brickman (the “Equity Issuance”) such that, immediately after the closing of the Acquisition (the “Closing”), after giving effect to the Rights Offering (as defined below and together with the related transactions as described below) and the LLC Unit Conversion (as defined below), (i) Greenlight will own 49.9% of the outstanding Common Stock and (ii) Brickman will own 8.4% of the outstanding Common Stock. The per share value of the Common Stock issued in the Equity Issuance will be the weighted average price per share of Common Stock as quoted on the Nasdaq Stock Market for the five trading days before Closing.  The Agreement contemplates that the Company and the Sellers (including Greenlight) will enter into a Registration Rights Agreement (the term sheet for which is included in Exhibit A to the Agreement), pursuant to which the Sellers shall be permitted to demand registration of shares of Common Stock held by themselves and their affiliates up to an aggregate of two times in any 12-month period and unlimited piggyback registration rights, subject to customary limitations.

The remainder of the Purchase Price, after giving effect to the Equity Issuance, is to be paid in cash.  To fund a portion of the cash consideration, the Company agreed to conduct a registered offering of rights (the “Rights Offering”), to the holders of its Common Stock as of a record date to be determined, to purchase additional shares of Common Stock to raise gross proceeds (together with the proceeds of Greenlight’s purchase of shares of Common Stock pursuant to the Voting Agreement as well as any increase in the debt financing, each as described below) of at least $70,000,000. Each right will permit the holder to purchase shares of Common Stock for a per share purchase price equal to 80% of the average closing price per share for the 10 trading days immediately following the date the Company files the registration statement relating to the Rights Offering. However, the per share purchase price is not to be greater than $5.00 per share or less than $1.50 per share. The Equity Issuance and Greenlight’s commitment to participate in the Rights Offering (and to purchase the related shares of Common Stock) and Greenlight’s commitment to purchase shares of Common Stock pursuant to the Voting Agreement have been exempted by the board of directors of the Company (the “Board”) under the Company’s Section 382 rights plan. The remaining portion of the cash consideration is to be funded through approximately $150,000,000 of debt financing to be provided by Greenlight (which may be increased as described below).

In connection with the Acquisition, the Company agreed to amend its charter (the “Charter Amendment”) to, among other things, change its name, increase its authorized share capital and add customary ownership limitations regarding preservation of the Company’s net operating loss carryforwards (“NOLs”).

The Agreement contains customary representations and warranties from both the Company and JBGL, and also contains customary covenants. The Company has agreed to use its reasonable best efforts to maintain the listing of its Common Stock on the Nasdaq Stock Market. Greenlight (pursuant to the Voting Agreement) has agreed to convert all of its LLC Units into shares of Common Stock on the date of Closing and the Company has agreed to cause all other holders’, including Company management’s, LLC Units to be converted into Common Stock prior to Closing (the “LLC Unit Conversion”). The parties to the Agreement (and Greenlight pursuant to the Voting Agreement) have agreed to not take any action prior to Closing that would impair the Company’s NOLs.

In addition, the Company has agreed to take all action necessary, including causing its current directors to resign, in order for Mr. Einhorn to become chairman of the Board and James R. Brickman (and certain other individuals to be selected by Sellers) to be elected or appointed to the Board effective as of Closing. Further, effective as of Closing, Mr. Brickman will become Chief Executive Officer of the Company pursuant to an employment agreement to be entered into by Mr. Brickman and the Company (the term sheet for which is attached as Exhibit B to the Agreement). Such employment agreement is to have an initial term of five years and to provide Mr. Brickman with an annual base salary of $1.4 million, an annual bonus of up to 100% of base salary based on the attainment of performance goals determined by the Board and an initial equity grant of 500,000 options.

The Agreement restricts the Company’s ability to solicit third party offers for the Company to purchase more than 50% of the equity interests in another entity or provide information to or engage in discussions or negotiations with third parties that have made or that might make such an offer. The Agreement allows the Company, under certain circumstances and in compliance with certain obligations, to provide information and participate in discussions and negotiations with respect to unsolicited offers.

The Agreement contains certain termination rights and provides that, upon termination of the Agreement under specified circumstances, including a change in the recommendation of the Board prior to the stockholders’ meeting to adopt the Agreement, the Company will pay Sellers a cash termination fee of $3,000,000. In addition, if either party terminates the Agreement as a result of the Agreement not being approved by the Company’s stockholders, then the Company must pay Sellers’, JBGL’s and their respective affiliates’ expenses in connection with the contemplated transactions in an amount not exceeding $2,000,000.

The completion of the Acquisition is subject to certain customary conditions, including, among other things, (i) the adoption of the Agreement and the approval of the related transactions by the Company’s stockholders (including an affirmative vote of holders of a majority of the outstanding shares of Common Stock and any Class B Common Stock present and voting at the stockholders’ meeting, as well as an affirmative vote of holders of a majority of the outstanding shares of Common Stock and any Class B Common Stock excluding the shares of Common Stock and any Class B Common Stock held by Greenlight) and the approval of the Charter Amendment by holders of a majority of the outstanding shares of Common Stock and any Class B Common Stock, (ii) the consummation of the Rights Offering such that the Company receives gross proceeds (together with the proceeds of Greenlight's purchase of shares of Common Stock pursuant to the Voting Agreement as described below as well as any increase in the debt financing) of at least $70,000,000, (iii) subject to specified standards, the accuracy of the representations and warranties of the other party, (iv) the absence of any material adverse effect on the other party and (v) the performance in all material respects by the other party of its obligations under the Agreement. In addition, conditions to Sellers’ obligations to consummate the Acquisition include (i) the cancellation of all options outstanding under the Company’s stock option plan, (ii) the completion of the LLC Unit Conversion, (iii) the availability of at least $3,000,000 of net cash in the Company, (iv) the availability of the Company’s NOLs without impairment and (v) the continued authorization for listing of the Common Stock on the Nasdaq Stock Market.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is included as Exhibit 99.1 to this Amendment and which is incorporated by reference into this Item 4.

Voting Agreement

On June 10, 2014, and in connection with the execution of the Agreement, Greenlight entered into a Voting Agreement with the Company (the “Voting Agreement”). Pursuant to the Voting Agreement, Greenlight has agreed, among other things, to vote (or cause to be voted) the shares of Common Stock and Class B Common Stock it holds in favor of the adoption of the Agreement and not to dispose of any such shares to third parties (other than affiliates) while the Voting Agreement is in effect.  In addition, Greenlight has irrevocably appointed the Company its proxy to vote securities of the Company held by Greenlight in accordance with the Voting Agreement at any annual or special meeting of the stockholders of the Company.  Greenlight also agreed to participate in the Rights Offering for its full pro rata share of Common Stock and, if its LLC Units are not converted into Common Stock prior to the record date for the Rights Offering, to purchase the same number of shares of Common Stock it would have purchased pursuant to the Rights Offering had all of its LLC units been converted into Common Stock prior to such record date. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is included as Exhibit 99.2 to this Amendment and which is incorporated by reference into this Item 4.

Commitment Letter

On June 10, 2014, and in connection with the execution of the Agreement, the Company executed a Commitment Letter with Greenlight (the “Commitment Letter”), pursuant to which Greenlight and its affiliates have committed to provide the Company with a five-year term loan facility in an aggregate principal amount of $150 million to fund, in part, the Acquisition. The aggregate principal amount of the facility is subject to increase in the event that Greenlight fails to obtain backstop commitments for the Rights Offering and the Company raises less than $70,000,000 in the Rights Offering (together with the proceeds of Greenlight's purchase of shares of Common Stock pursuant to the Voting Agreement as described above). Amounts drawn under the facility will bear interest at 9.0% per annum from Closing through the first anniversary thereof and 10% per annum thereafter, and the Company will have a one-time option to elect to pay up to one year’s interest in kind.

Subject to certain exceptions, the facility is to be secured by (i) a first priority lien on substantially all of the Company’s assets and all of the assets, except as described below, of each of the Company’s subsidiaries (“Guarantors”) and (ii) a second priority lien on the assets of any Guarantor that are subject to existing valid and perfected liens securing indebtedness of JBGL.  Additional terms of the facility are outlined in a term sheet attached to the Commitment Letter.  The establishment of the facility is conditioned on the negotiation of definitive agreements reflecting the terms outlined in the Commitment Letter, among certain other conditions.  The Commitment Letter also provides that the Company will reimburse Greenlight for its reasonable costs (not to exceed $500,000) in connection with the preparation, negotiation and enforcement of the facility, the Commitment Letter and other related documents.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, which is included as Exhibit 99.3 to this Amendment and which is incorporated by reference into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following information:

The descriptions of the Transaction Agreement (including the Registration Rights Agreement contemplated thereby), the Voting Agreement and the Commitment Letter are incorporated into this Item 6.  Such descriptions are qualified in their entirety by reference to the full text of such agreements, the content of which is incorporated into this Item 6.

Item 7.                      Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1	The Transaction Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 13, 2014.

Exhibit 99.2	The Voting Agreement is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 13, 2014.

Exhibit 99.3	The Commitment Letter is incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 13, 2014.

Exhibit 99.4
The Joint Filing Agreement executed by and among the Reporting Persons as of March 28, 2014 is incorporated herein by reference to Exhibit 99.2 to Amendment No. 8 to Schedule 13D relating to shares of Common Stock of the Issuer, as filed by the Reporting Persons with the Commission on March 28, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              June 13, 2014

Greenlight Capital, Inc.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors GP, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors, L.P.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Capital Management, LP

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.